ORKLA

07021353

RECEIVED
2007 FEB 27 A 8:56
OFFICE OF INTERNATIONAL CORPORATE FINANCE

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

SUPPL

TRADE SUBJECT TO NOTIFICATION

On 7 February 2007, in connection with Orkla`s option programme, 2,000 options were exercised at a strike price of NOK 136.00. In addition 10,000 synthetic options were exercised at a strike price of NOK 75.05.

A total of 1,635,372 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 280,000 underlying shares in the hedge-position related to the remaining 199,900 synthetic options of the cash bonus programme.

Orkla holds 2,359,095 of its own shares.

Orkla ASA
Oslo, 7 February 2007

Contact:
Siv M. Skorpen Brekke, Orkla Investor Relations,
Tel: +47 2254 4455

PROCESSED
MAR 0 2 2007 E
THOMSON FINANCIAL

END